UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three Months Ended March 31,
	2012	2011
Revenue
Passenger ticket	$351,330	$337,202
Onboard and other	164,100	158,308

Total revenue	515,430	495,510

Cruise operating expense
Commissions, transportation and other	90,615	88,845
Onboard and other	39,201	37,870
Payroll and related	73,348	70,317
Fuel	65,526	58,026
Food	31,380	30,982
Other	51,957	57,430

Total cruise operating expense	352,027	343,470

Other operating expense
Marketing, general and administrative	71,162	68,279
Depreciation and amortization	45,797	46,257

Total other operating expense	116,959	114,536

Operating income	46,444	37,504

Non-operating income (expense)
Interest expense, net	(46,170)	(47,869)
Other income	3,010	2,432

Total non-operating income (expense)	(43,160)	(45,437)

Net income (loss)	$3,284	$(7,933)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Comprehensive Income

(unaudited, in thousands)

	Three Months Ended March 31,
	2012	2011
Net income (loss)	$3,284	$(7,933)

Other comprehensive income:
Change related to Shipboard Retirement Plan	98	(498)
Changes related to cash flow hedges:
Net gain related to cash flow hedges	30,677	24,866
Amount realized and reclassified into earnings	(12,093)	(6,917)

Total other comprehensive income	18,682	17,451

Total comprehensive income	$21,966	$9,518

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	March 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$63,973	$58,926
Accounts receivable, net	7,987	8,159
Inventories	39,674	36,234
Prepaid expenses and other assets	73,036	48,824

Total current assets	184,670	152,143
Property and equipment, net	4,616,199	4,640,093
Goodwill and tradenames	610,292	602,792
Other long-term assets	169,780	167,383

Total assets	$5,580,941	$5,562,411

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$153,631	$200,582
Accounts payable	72,275	80,327
Accrued expenses and other liabilities	239,424	211,065
Advance ticket sales	411,281	325,472

Total current liabilities	876,611	817,446
Long-term debt	2,763,776	2,837,499
Other long-term liabilities	70,858	63,003

Total liabilities	3,711,245	3,717,948

Commitments and contingencies (Note 5)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,335,240	2,331,973
Accumulated other comprehensive income (loss)	(1,112)	(19,794)
Retained earnings (deficit)	(464,457)	(467,741)

Total shareholders’ equity	1,869,696	1,844,463

Total liabilities and shareholders’ equity	$5,580,941	$5,562,411

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Three Months Ended March 31,
	2012	2011
Cash flows from operating activities
Net income (loss)	$3,284	$(7,933)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	52,470	51,753
Gain on derivatives	(3,766)	(3,241)
Share-based compensation expense	165	297
Premium on debt issuance	6,000	—
Changes in operating assets and liabilities:
Accounts receivable, net	172	(2,881)
Inventories	(3,440)	(4,511)
Prepaid expenses and other assets	(3,630)	(15,396)
Accounts payable	(8,052)	(2,226)
Accrued expenses and other liabilities	32,156	34,064
Advance ticket sales	83,075	86,544

Net cash provided by operating activities	158,434	136,470

Cash flows from investing activities
Additions to property and equipment and other	(24,333)	(19,901)

Net cash used in investing activities	(24,333)	(19,901)

Cash flows from financing activities
Repayments of long-term debt	(277,776)	(135,613)
Proceeds from long-term debt	151,005	13,221
Other	(2,283)	(25)

Net cash used in financing activities	(129,054)	(122,417)

Net increase (decrease) in cash and cash equivalents	5,047	(5,848)
Cash and cash equivalents at beginning of period	58,926	55,047

Cash and cash equivalents at end of period	$63,973	$49,199

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

References herein to (i) the “Company,” “we,” “our,” and “us” refer to NCL Corporation Ltd. and its subsidiaries and predecessors, (ii) “Apollo” refers to Apollo Global Management, LLC and its subsidiaries and the “Apollo Funds” refers to one or more of NCL Investment Limited, NCL Investment II Ltd., AIF VI NCL (AIV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (iii) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to one or more of TPG Viking I, L.P., TPG Viking II, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG Capital, (iv) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (v) “Affiliate(s)” refers to Genting HK, the Apollo Funds and/or the TPG Viking Funds. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€” are to the official currency of the Eurozone.

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which are included in our most recently filed Annual Report on Form 20-F.

Goodwill

In February 2012, we acquired certain assets of an entity for $7.5 million, consisting of $4.0 million in cash and $3.5 million in contingent consideration which approximates fair value. As of March 31, 2012, we had not yet completed our allocation of the purchase price, which has been preliminarily allocated to goodwill.

Change in Accounting Policy

During the fourth quarter of 2011, we changed our method of accounting for credit card fees and certain sales incentives paid to our employees associated with passenger ticket sales. Previously, we expensed credit card fees when paid to the processors and sales incentives when paid to the employee (the “direct method”). Such costs are direct and incremental to the sale of passenger tickets, and accordingly we have elected to expense these amounts when the revenue is recognized for the associated voyage (the “deferral method”). We view the deferral method as the preferable method as, among other factors, it better matches our costs with the recognition of the associated revenue and internally aligns our cost deferral policies with other comparable costs. The effects of the change on our consolidated statement of operations was as follows (in thousands):

	Three Months Ended March 31, 2011
	Direct Method	Deferral Method	Effect of Change
Commissions, transportation and other	$89,614	$88,845	$(769)

Marketing, general and administrative	$70,202	$68,279	$(1,923)

Net income (loss)	$(10,625)	$(7,933)	$2,692

Reclassification

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $32.5 million and $28.7 million for the three months ended March 31, 2012 and 2011, respectively.

2.	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) for the three months ended March 31, 2012 was as follows:

	Accumulated Other Comprehensive Loss	Change Related to Cash Flow Hedges	Change Related to Shipboard Retirement Plan
Accumulated other comprehensive income (loss) at beginning of period	$(19,794)	$(11,377)	$(8,417)
Current period other comprehensive income	18,682	18,584	98

Accumulated other comprehensive income (loss) at end of period	$(1,112)	$7,207	$(8,319)

3.	Long-Term Debt

In February 2012, we issued $100.0 million of 9.50% senior unsecured notes due 2018. The notes were issued at a price of 106%, plus accrued and unpaid interest, from and including November 15, 2011. The net proceeds after the initial purchasers’ discount and estimated fees and expenses, were approximately $103.5 million. We used the net proceeds from the offering to repay portions of certain of our outstanding revolving credit facilities, certain of our existing capital leases and for general corporate purposes. The net proceeds applied to repay our existing revolving credit facilities are available to be re-drawn.

4.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Our derivatives and financial instruments were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or financial instruments categorized as Level 1 or Level 3.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of our hedged forecasted transactions. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged transaction at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the amount recognized in accumulated other comprehensive income (loss) is released to earnings when the hedged transaction affects earnings. If the hedged forecasted transaction is no longer probable of occurring, then the cumulative change in other comprehensive income (loss) is recognized immediately in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The following table sets forth our derivatives measured at fair value and discloses the assets and liabilities including the balance sheet location (in thousands):

	March 31, 2012	December 31, 2011
Derivative assets:
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$17,564	$5,484
Other long-term assets	5,949	—

Fuel collars designated as hedging instruments:
Prepaid expenses and other assets	9,887	4,377
Other long-term assets	3,594	740

Derivative liabilities:
Fuel swaps designated as hedging instruments:
Other long-term liabilities	—	440

Fuel options not designated as hedging instruments:
Prepaid expenses and other assets	206	1,278
Other long-term assets	2,142	1,670

Foreign currency options designated as hedging instruments:
Other long-term liabilities	21,038	15,927

Fair value of our derivatives is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, volatility, creditworthiness of the counterparty and the Company, as well as other data points.

Fuel Swaps

As of March 31, 2012, we had fuel swaps maturing through December 31, 2013 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 228 thousand metric tons of our projected fuel purchases.

The changes in fair value of the fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended March 31,
	2012	2011
Gain recognized in other comprehensive income – effective portion	$17,225	$14,848
Gain recognized in other income – ineffective portion	1,244	2,982

	$18,469	$17,830

Fuel Collars and Options

As of March 31, 2012, we had fuel collars and fuel options maturing through December 31, 2014 which are used to mitigate the financial impact of increases in fuel prices pertaining to approximately 151 thousand metric tons of our projected fuel purchases.

The changes in fair value of the fuel collars which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended March 31,
	2012	2011
Gain recognized in other comprehensive income – effective portion	$6,201	$—
Gain recognized in other income – ineffective portion	682	—

	$6,883	$—

The changes in fair value of the fuel options which were not designated as hedging instruments were as follows (in thousands):

	Three Months Ended March 31,
	2012	2011
Gain recognized in other income	$2,081	$—

Foreign Currency Options

Our exposure to market risk for fluctuations in foreign currency exchange rates relates primarily to our ship construction contracts. As of March 31, 2012, we had foreign currency options consisting of call options with deferred premiums to hedge the exposure to upward movements in foreign currency exchange rate risk related to our ship construction contracts denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €395.0 million, or $527.0 million based on the euro/U.S. dollar exchange rate as of March 31, 2012.

The changes in fair value of the foreign currency options which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended March 31,
	2012	2011
Gain (loss) recognized in other comprehensive income – effective portion	$(4,842)	$3,101
Gain (loss) recognized in other income – ineffective portion	(269)	259

	$(5,111)	$3,360

Long-Term Debt

As of March 31, 2012 and December 31, 2011, the fair value of our long-term debt, including the current portion, was $3,037.4 million and $3,113.9 million, which was $120.0 million and $75.8 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Other

The carrying amounts reported in the consolidated balance sheets of all financial assets and liabilities other than our long-term debt approximate fair value.

5.	Commitments and Contingencies

Ship Construction Contracts

Norwegian Breakaway and Norwegian Getaway, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of these two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of March 31, 2012.

Material Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The individual plaintiffs’ claims remain and, accordingly, we are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

6.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to these ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and we have fully and unconditionally guaranteed these notes, subject to customary automatic release provisions, on a joint and several basis.

The following condensed consolidating financial statements for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations and cash flows for the three months ended March 31, 2012 and 2011, and condensed consolidating balance sheets as of March 31, 2012 and December 31, 2011, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

Condensed Consolidating Statement of Operations

For the Three Months Ended March 31, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$100,290	$251,040	$—	$351,330
Onboard and other	—	48,828	115,272	—	164,100

Total revenue	—	149,118	366,312	—	515,430

Cruise operating expense
Commissions, transportation and other	—	25,982	64,633	—	90,615
Onboard and other	—	12,261	26,940	—	39,201
Payroll and related	—	21,697	51,651	—	73,348
Fuel	—	23,753	41,773	—	65,526
Food	—	9,803	21,577	—	31,380
Other	—	14,069	37,888	—	51,957

Total cruise operating expense	—	107,565	244,462	—	352,027

Other operating expense
Marketing, general and administrative	—	26,823	44,339	—	71,162
Depreciation and amortization	—	14,003	31,794	—	45,797

Total other operating expense	—	40,826	76,133	—	116,959

Operating income	—	727	45,717	—	46,444

Non-operating income (expense)
Interest expense, net	(26,699)	(7,406)	(38,764)	26,699	(46,170)
Management fee	26,699	—	—	(26,699)	—
Other income (expense)	3,756	(81)	(665)	—	3,010
Equity in earnings of subsidiaries	(472)	—	—	472	—

Total non-operating income (expense)	3,284	(7,487)	(39,429)	472	(43,160)

Net income (loss)	$3,284	$(6,760)	$6,288	$472	$3,284

Comprehensive income
Net income (loss)	$3,284	$(6,760)	$6,288	$472	$3,284
Total other comprehensive income (loss)	18,682	(4,433)	(7,660)	12,093	18,682

Total comprehensive income (loss)	$21,966	$(11,193)	$(1,372)	$12,565	$21,966

Condensed Consolidating Statement of Operations

For the Three Months Ended March 31, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$93,754	$243,448	$—	$337,202
Onboard and other	—	46,040	112,268	—	158,308

Total revenue	—	139,794	355,716	—	495,510

Cruise operating expense
Commissions, transportation and other	—	24,870	63,975	—	88,845
Onboard and other	—	11,413	26,457	—	37,870
Payroll and related	—	21,290	49,027	—	70,317
Fuel	—	22,465	35,561	—	58,026
Food	—	9,448	21,534	—	30,982
Other	—	19,443	37,987	—	57,430

Total cruise operating expense	—	108,929	234,541	—	343,470

Other operating expense
Marketing, general and administrative	—	25,053	43,226	—	68,279
Depreciation and amortization	—	13,829	32,428	—	46,257

Total other operating expense	—	38,882	75,654	—	114,536

Operating income	—	(8,017)	45,521	—	37,504

Non-operating income (expense)
Interest expense, net	(31,162)	(8,643)	(39,226)	31,162	(47,869)
Management fee	31,162	—	—	(31,162)	—
Other income (expense)	3,218	(64)	(722)	—	2,432
Equity in earnings of subsidiaries	(11,151)	—	—	11,151	—

Total non-operating income (expense)	(7,933)	(8,707)	(39,948)	11,151	(45,437)

Net income (loss)	$(7,933)	$(16,724)	$5,573	$11,151	$(7,933)

Comprehensive income
Net income (loss)	$(7,933)	$(16,724)	$5,573	$11,151	$(7,933)
Total other comprehensive income (loss)	17,451	(2,515)	(4,402)	6,917	17,451

Total comprehensive income (loss)	$9,518	$(19,239)	$1,171	$18,068	$9,518

Condensed Consolidating Balance Sheet

As of March 31, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$8,102	$55,871	$—	$63,973
Accounts receivable, net	—	588	7,399	—	7,987
Due from Affiliate, net	2,362,545	—	—	(2,362,545)	—
Inventories	—	12,772	26,902	—	39,674
Prepaid expenses and other assets	32,591	5,602	34,843	—	73,036

Total current assets	2,395,136	27,064	125,015	(2,362,545)	184,670
Property and equipment, net	—	1,216,127	3,400,072	—	4,616,199
Goodwill and tradenames	602,792	—	7,500	—	610,292
Other long-term assets	63,580	17	106,183	—	169,780
Investment in subsidiaries	219,071	—	—	(219,071)	—

Total assets	$3,280,579	$1,243,208	$3,638,770	$(2,581,616)	$5,580,941

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$—	$—	$153,631	$—	$153,631
Accounts payable	—	2,726	69,549	—	72,275
Accrued expenses and other liabilities	44,540	48,041	146,843	—	239,424
Due to Affiliate, net	—	754,957	1,607,588	(2,362,545)	—
Advance ticket sales	—	—	411,281	—	411,281

Total current liabilities	44,540	805,724	2,388,892	(2,362,545)	876,611
Long-term debt	1,341,690	—	1,422,086	—	2,763,776
Other long-term liabilities	24,653	3,912	42,293	—	70,858

Total liabilities	1,410,883	809,636	3,853,271	(2,362,545)	3,711,245

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,335,240	379,946	234,970	(614,916)	2,335,240
Accumulated other comprehensive income (loss)	(1,112)	—	(8,319)	8,319	(1,112)
Retained earnings (deficit)	(464,457)	53,602	(528,970)	475,368	(464,457)

Total shareholders’ equity	1,869,696	433,572	(214,501)	(219,071)	1,869,696

Total liabilities and shareholders’ equity	$3,280,579	$1,243,208	$3,638,770	$(2,581,616)	$5,580,941

Condensed Consolidating Balance Sheet

As of December 31, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,133	$51,793	$—	$58,926
Accounts receivable, net	—	1,852	6,307	—	8,159
Due from Affiliate, net	2,451,062	—	—	(2,451,062)	—
Inventories	—	10,983	25,251	—	36,234
Prepaid expenses and other assets	13,287	5,840	29,697	—	48,824

Total current assets	2,464,349	25,808	113,048	(2,451,062)	152,143
Property and equipment, net	—	1,227,082	3,413,011	—	4,640,093
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	56,972	—	110,411	—	167,383
Investment in subsidiaries	215,969	—	—	(215,969)	—

Total assets	$3,340,082	$1,252,890	$3,636,470	$(2,667,031)	$5,562,411

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$46,029	$—	$154,553	$—	$200,582
Accounts payable	—	608	79,719	—	80,327
Accrued expenses and other liabilities	26,815	44,556	139,694	—	211,065
Due to Affiliate, net	—	764,978	1,686,084	(2,451,062)	—
Advance ticket sales	—	—	325,472	—	325,472

Total current liabilities	72,844	810,142	2,385,522	(2,451,062)	817,446
Long-term debt	1,401,563	—	1,435,936	—	2,837,499
Other long-term liabilities	21,212	2,416	39,375	—	63,003

Total liabilities	1,495,619	812,558	3,860,833	(2,451,062)	3,717,948

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,331,973	379,946	231,495	(611,441)	2,331,973
Accumulated other comprehensive income (loss)	(19,794)	—	(8,418)	8,418	(19,794)
Retained earnings (deficit)	(467,741)	60,362	(535,258)	474,896	(467,741)

Total shareholders’ equity	1,844,463	440,332	(224,363)	(215,969)	1,844,463

Total liabilities and shareholders’ equity	$3,340,082	$1,252,890	$3,636,470	$(2,667,031)	$5,562,411

Condensed Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$3,284	$(6,760)	$6,288	$472	$3,284
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	2,929	14,003	35,538	—	52,470
Gain on derivatives	(3,766)	—	—	—	(3,766)
Share-based compensation expense	—	—	165	—	165
Premium on debt issuance	6,000				6,000
Equity in earnings of subsidiaries	472	—	—	(472)	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	1,264	(1,092)	—	172
Inventories	—	(1,789)	(1,651)	—	(3,440)
Prepaid expenses and other assets	(1,923)	221	(1,928)	—	(3,630)
Accounts payable	—	2,118	(10,170)	—	(8,052)
Accrued expenses and other liabilities	107,287	(5,040)	(70,091)	—	32,156
Advance ticket sales	—	—	83,075	—	83,075

Net cash provided by operating activities	114,283	4,017	40,134	—	158,434

Cash flows from investing activities
Additions to property and equipment and other	—	(3,048)	(21,285)	—	(24,333)

Net cash used in investing activities	—	(3,048)	(21,285)	—	(24,333)

Cash flows from financing activities
Repayments of long-term debt	(263,000)	—	(14,776)	—	(277,776)
Proceeds from long-term debt	151,000	—	5	—	151,005
Other	(2,283)	—	—	—	(2,283)

Net cash used in financing activities	(114,283)	—	(14,771)	—	(129,054)

Net increase in cash and cash equivalents	—	969	4,078	—	5,047
Cash and cash equivalents at beginning of period	—	7,133	51,793	—	58,926

Cash and cash equivalents at end of period	$—	$8,102	$55,871	$—	$63,973

Condensed Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$(7,933)	$(16,724)	$5,573	$11,151	$(7,933)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	2,812	13,829	35,112		51,753
Gain on derivatives	(3,241)	—	—		(3,241)
Share-based compensation expense	—	—	297		297
Equity in earnings of subsidiaries	11,151	—	—	(11,151)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(2,179)	(282)	(420)	—	(2,881)
Inventories	—	(205)	(4,306)	—	(4,511)
Prepaid expenses and other assets	(3,366)	(10,096)	(1,934)	—	(15,396)
Accounts payable	—	(524)	(1,702)	—	(2,226)
Accrued expenses and other liabilities	124,781	18,060	(108,777)	—	34,064
Advance ticket sales	—	—	86,544		86,544

Net cash provided by operating activities	122,025	4,058	10,387	—	136,470

Cash flows from investing activities
Additions to property and equipment	—	(4,363)	(15,538)	—	(19,901)

Net cash used in investing activities	—	(4,363)	(15,538)	—	(19,901)

Cash flows from financing activities
Repayments of long-term debt	(132,000)	—	(3,613)	—	(135,613)
Proceeds from long-term debt	10,000	—	3,221	—	13,221
Other	(25)	—	—	—	(25)

Net cash used in financing activities	(122,025)	—	(392)	—	(122,417)

Net decrease in cash and cash equivalents	—	(305)	(5,543)	—	(5,848)
Cash and cash equivalents at beginning of period	—	7,833	47,214	—	55,047

Cash and cash equivalents at end of period	$—	$7,528	$41,671	$—	$49,199

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	changes in fuel prices or other cruise operating costs;

•	the risks associated with operating internationally;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•

our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	the continued availability of attractive port destinations;

•	the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates and/or foreign currency rates;

•

increases in our future fuel expenses related to implementing proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors” in our Form 20-F for the year ended December 31, 2011 and other documents we have filed with the Securities and Exchange Commission.

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011, which are included in our most recently filed Annual Report on Form 20-F.

Terminology

Unless otherwise indicated in this report, the following terms have the meanings set forth below:

•	Adjusted EBITDA. EBITDA adjusted for other income (expense) and other supplemental adjustments (we refer you to “Results of Operations” for a calculation of Adjusted EBITDA).

•	Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

•	Capacity Days. Available Berths multiplied by the number of cruise days for the period.

•	Charter. The hire of a ship for a specified period of time. A ship is “chartered-in” by an end user and “chartered-out” by the provider of the ship.

•

Constant Currency. A calculation whereby foreign currency-denominated revenue and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of the foreign exchange fluctuations.

•

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, taxes, depreciation and amortization.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Shipboard Retirement Plan. An unfunded defined benefit pension plan for certain crew members which computes benefits based on years of service, subject to certain requirements.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British Pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments. Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

Financial Presentation

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us.

Onboard and other revenue primarily consists of revenue from gaming, beverage sales, specialty dining, shore excursions, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other primarily consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, related credit card fees, costs associated with service charges and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, and gaming.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including Dry-dock costs), ship insurance, Charter costs and other ship expenses.

Executive Overview

Three months ended March 31, 2012 (“2012”) compared to the three months ended March 31, 2011 (“2011”)

Total revenue increased 4.0% to $515.4 million in 2012 compared to $495.5 million in 2011. Net Revenue in 2012 increased 4.6% to $385.6 million from $368.8 million in 2011 due to an increase in Capacity Days of 2.3% and an improvement in Net Yield of 2.2%.

Net income increased to $3.3 million in 2012 from a loss of $7.9 million in 2011. Operating income increased 23.8% to $46.4 million in 2012 from $37.5 million in 2011 and Adjusted EBITDA (we refer you to our Results of Operations below for a calculation of Adjusted EBITDA) improved 10.3% for the same period.

Results of Operations

The following table sets forth operating data as a percentage of revenue:

	Three Months Ended March 31,
	2012	2011
Revenue
Passenger ticket	68.2%	68.1%
Onboard and other	31.8%	31.9%

Total revenue	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	17.6%	17.9%
Onboard and other	7.6%	7.6%
Payroll and related	14.2%	14.2%
Fuel	12.7%	11.7%
Food	6.1%	6.3%
Other	10.1%	11.6%

Total cruise operating expense	68.3%	69.3%

Other operating expense
Marketing, general and administrative	13.8%	13.8%
Depreciation and amortization	8.9%	9.3%

Total other operating expense	22.7%	23.1%

Operating income	9.0%	7.6%

Non-operating income (expense)
Interest expense, net	(9.0)%	(9.7)%
Other income	0.6%	0.5%

Total non-operating income (expense)	(8.4)%	(9.2)%

Net income (loss)	0.6%	(1.6)%

The following table sets forth selected statistical information:

	Three Months Ended March 31,
	2012	2011
Passengers carried	384,877	372,641
Passenger Cruise Days	2,581,687	2,510,738
Capacity Days	2,398,374	2,343,768
Occupancy Percentage	107.6%	107.1%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended March 31,
	2012	2012 Constant Currency	2011
Passenger ticket revenue	$351,330	$352,114	$337,202
Onboard and other revenue	164,100	164,100	158,308

Total revenue	515,430	516,214	495,510
Less:
Commissions, transportation and other expense	90,615	90,825	88,845
Onboard and other expense	39,201	39,201	37,870

Net Revenue	$385,614	$386,188	$368,795

Capacity Days	2,398,374	2,398,374	2,343,768
Gross Yield	$214.91	$215.23	$211.42
Net Yield	$160.78	$161.02	$157.35

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended March 31,
	2012	2012 Constant Currency	2011
Total cruise operating expense	$352,027	$352,464	$343,470
Marketing, general and administrative expense	71,162	71,309	68,279

Gross Cruise Cost	423,189	423,773	411,749
Less:
Commissions, transportation and other expense	90,615	90,825	88,845
Onboard and other expense	39,201	39,201	37,870

Net Cruise Cost	293,373	293,747	285,034
Less: Fuel expense	65,526	65,526	58,026

Net Cruise Cost Excluding Fuel	$227,847	$228,221	$227,008

Capacity Days	2,398,374	2,398,374	2,343,768

Gross Cruise Cost per Capacity Day	$176.45	$176.69	$175.68
Net Cruise Cost per Capacity Day	$122.32	$122.48	$121.61
Net Cruise Cost Excluding Fuel per Capacity Day	$95.00	$95.16	$96.86

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended March 31,
	2012	2011
Net income (loss)	$3,284	$(7,933)
Interest expense, net	46,170	47,869
Depreciation and amortization expense	45,797	46,257

EBITDA	95,251	86,193
Other income	(3,010)	(2,432)
Other (1)	1,300	1,067

Adjusted EBITDA	$93,541	$84,828

(1)	Includes non-cash compensation.

Three months ended March 31, 2012 (“2012”) compared to three months ended March 31, 2011 (“2011”)

Revenue

Total revenue increased 4.0% to $515.4 million in 2012 compared to $495.5 million in 2011. Net Revenue increased 4.6% in 2012, primarily due to an increase in Capacity Days of 2.3% and an improvement in Net Yield of 2.2%. The increase in Capacity Days in 2012 was primarily due to the timing of certain repairs and maintenance. The increase in Net Yield was primarily due to an increase in passenger ticket pricing per Capacity Day. On a Constant Currency basis, Net Yield increased 2.3% in 2012 compared to 2011.

Expense

Total cruise operating expense increased 2.5% in 2012 compared to 2011 due to the increase in Capacity Days discussed above and higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 15% increase in average fuel price to $598 per metric ton in 2012 from $520 per metric ton in 2011, primarily offset by the timing of certain repairs and maintenance expense and improved efficiencies due to business improvement initiatives. Total other operating expense increased 2.1% compared to 2011 primarily due to slightly higher marketing expenses. On a Capacity Day basis, Net Cruise Cost remained relatively unchanged with lower repairs and maintenance expense primarily offset by an increase in fuel expense as discussed above. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 1.9%. On a Constant Currency basis, Net Cruise Cost per Capacity Day remained relatively unchanged and excluding fuel expense decreased 1.8%.

Interest expense, net decreased slightly to $46.2 million in 2012 from $47.9 million in 2011 due to a decrease in average outstanding borrowings partially offset by higher average interest rates.

Liquidity and Capital Resources

General

As of March 31, 2012, our liquidity was $757.4 million consisting of $64.0 million in cash and cash equivalents and $693.4 million available under our revolving credit facilities. Our main ongoing liquidity requirements are to finance working capital, capital expenditures, and debt service.

Sources and Uses of Cash

In this section, references to 2012 refer to the three months ended March 31, 2012 and references to 2011 refer to the three months ended March 31, 2011.

Net cash provided by operating activities was $158.4 million in 2012 as compared to $136.5 million in 2011. The change in net cash provided by operating activities reflects net income of $3.3 million in 2012 compared to net loss of $7.9 million in 2011, as well as timing differences in cash receipts and payments relating to operating assets and liabilities and $6.0 million related to a premium received from the issuance of $100.0 million of senior unsecured notes.

Net cash used in investing activities was $24.3 million in 2012 and $19.9 million in 2011, primarily related to payments for construction of Norwegian Breakaway and Norwegian Getaway, as well as other ship improvements and shoreside projects.

Net cash used in financing activities was $129.1 million in 2012, primarily due to repayments of our revolving credit facilities and other borrowings which were partially offset by issuance of $100.0 million of senior unsecured notes. In 2011, net cash used in financing activities was $122.4 million primarily due to repayments of our revolving credit facility.

Capital Expenditures

Future capital commitments consist of contracted commitments, including ship construction contracts, and future expected capital expenditures necessary for operations. As of March 31, 2012, anticipated capital expenditures were $215.8 million for the remainder of 2012, and $822.5 million, $751.5 million and $75.0 million for each of the years ending December 31, 2013, 2014 and 2015, respectively, of which we have export credit financing in place for the expenditures related to ship construction contracts of $123.1 million for the remainder of 2012, $645.0 million for 2013 and $604.0 million for 2014, based on the euro/U.S. dollar exchange rate as of March 31, 2012.

Norwegian Breakaway and Norwegian Getaway, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and 2014, respectively. The aggregate contract price of these two ships is approximately €1.2 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of March 31, 2012. In connection with the contracts to build these two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us, subject to certain refund guarantees, and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Capitalized interest for the three months ended March 31, 2012 and 2011 was $4.7 million and $3.6 million, respectively, related to the construction of Norwegian Breakaway and Norwegian Getaway.

Contractual Obligations

As of March 31, 2012, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$2,912,355	$149,534	$441,718	$1,011,373	$1,309,730
Capital leases (2)	5,052	4,097	955	—	—
Operating leases (3)	42,739	6,712	12,388	9,690	13,949
Ship construction contracts (4)	1,502,053	123,089	1,378,964	—	—
Port facilities (5)	131,548	22,150	40,320	42,898	26,180
Interest (6)	824,519	152,452	285,732	250,996	135,339
Other (7)	59,695	35,251	17,046	6,634	764

Total	$5,477,961	$493,285	$2,177,123	$1,321,591	$1,485,962

(1)	Net of unamortized original issue discount of $3.9 million and unamortized premium of $5.9 million.
(2)	Primarily for tour buses and equipment for Norwegian Epic.
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	Norwegian Breakaway and Norwegian Getaway, based on the euro/U.S. dollar exchange rate as of March 31, 2012. Financing commitments are in place from a syndicate of banks for export credit financing.
(5)	Primarily for our usage of a New York City cruise terminal and Islas de la Bahia, Bermuda, New Orleans and Miami port facilities.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of March 31, 2012.
(7)	Future commitments for service and maintenance contracts and a Charter agreement with an Affiliate.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions.

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding Sources

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of March 31, 2012.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of March 31, 2012. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act, such as this Report on Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures are also intended to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended March 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	President and Chief Executive Officer

By:	/s/ WENDY A. BECK

Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

Date: May 1, 2012